UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 31, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 036, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-3356418
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

Masterworks 036, LLC (the “Company” or “we”) is currently in the process of seeking to obtain consent from the holders of the requisite number of voting shares of the Company to amend agreements to which it is party with respect to each of the following:

●	To change the way Masterworks’ management fee equity will be earned such that management fee equity will be issued at the Cayman subsidiary level (i.e. the segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company) as opposed to the Company level.

●	To accelerate the vesting on management fee shares previously earned and eliminate vesting provisions on Masterworks’ management fee equity going forward.

●	To authorize creation of a Class C share to formalize Masterworks’ right to replace the Board of Managers.

The record date used in connection with the consent process described above is August 15, 2023. No such changes will become effective unless and until the Company receives consent from the holders of the requisite number of voting shares of the Company and all other relevant parties, including the Board of Managers of the Company. If such consent is received, the elimination of vesting on Masterworks management fee shares that were already earned will occur on the last day of the calendar quarter in which the Company receives the requisite consent and the other changes will occur on a date determined by Masterworks. At such time(s), the Company will file a Form 1-U with additional information.

Other Masterworks affiliated issuers are also in the process of seeking consent for some or all of the changes discussed above. For additional information on the consent process, see www.masterworks.com/about/management-fee-amendment-member-consent-2023.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 036, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: August 31, 2023